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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

The Brazil Fund, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
105759104
(CUSIP Number)
Bruno Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
203-205 Brampton Road
London SW3 1LA
+44 20 7823 7044
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No.	105759104	Schedule 13D	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: The Carrousel Fund Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		478,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		478,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO; IV(1)
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Not registered under the Investment Company Act of 1940.

CUSIP No.	105759104	Schedule 13D	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS: The Carrousel Fund II Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		470,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		470,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO; IV(1)
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Not registered under the Investment Company Act of 1940.

CUSIP No.	105759104	Schedule 13D	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS: Carrousel Capital Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,485

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		949,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	949,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO; IA(1)
* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Not registered under the Investment Advisors Act of 1940.

CUSIP No.	105759104	Schedule 13D	Page	5	of	7 Pages

1	NAMES OF REPORTING PERSONS: Bruno Sanglé-Ferrière

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,485

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		949,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	949,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 105759104	Schedule 13D	Page 6 of 7 Pages

Item 1. Security and Issuer.
     This Amendment No. 9 to the statement on Schedule 13D amends Items 4 and 7 of the statement on Schedule 13D originally filed by: (a) The Carrousel Fund Ltd. (“Carrousel Fund I”), (b) The Carrousel Fund II Limited (“Carrousel Fund II”), (c) Carrousel Capital Ltd. (“Carrousel”), and (d) Bruno Sanglé-Ferrière (“Sanglé-Ferrière” and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the “Reporting Persons”) with the Securities and Exchange Commission on September 16, 2005 and amended by Amendment No. 1 filed on October 21, 2005, Amendment No. 2 filed on November 7, 2005, Amendment No. 3 filed on November 9, 2005, Amendment No. 4 filed on November 14, 2005, Amendment No. 5 filed on November 17, 2005, Amendment No. 6 filed on November 29, 2005, Amendment No. 7 filed on January 12, 2006 and Amendment No. 8 filed on February 22, 2006, which relate to the shares of common stock, $0.01 par value per share, of The Brazil Fund, Inc., a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     On March 31, 2006, in accordance with Section 2.11 of the Fund’s Restated By-Laws, Carrousel sent a letter (the “2006 Nomination Letter”) to the Fund to provide notice of its intent to nominate each of Francis Rupert Chad Lea, Gordon Muir-Carby and Julian Michael Ivo Reid (the “Independent Directors”) for election as directors of the Fund at the Fund’s 2005 Annual Meeting of Stockholders to be held on June 30, 2006. The 2006 Nomination Letter also stated that in the event that more than three directors are to be elected at the 2005 Annual Meeting, Carrousel reserves the right to nominate additional persons for election.
     Carrousel has nominated the Independent Directors as a precaution to protect the interests of stockholders. In the event that stockholders vote at the special meeting convened for May 15, 2006 in favor of the plan of liquidation and dissolution adopted by the Board on March 24, 2006, Carrousel will review whether the nominations are in the continuing interest of stockholders.
     As disclosed in the 2006 Nomination Letter, Francis Rupert Chad Lea is a financial consultant of MSS Capital, Gordon Muir-Carby is chairman of Muir & Co Ltd. and Julian Michael Ivo Reid is Chief Executive Officer of 3a Asset Management Limited. The foregoing description of the 2006 Nomination Letter is not intended to be complete and is qualified in its entirety by the complete text of the 2006 Nomination Letter, which is filed as Exhibit N hereto and is incorporated herein by reference.
     Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).
Item 7. Material to be Filed As Exhibits.
     Item 7 is hereby amended by adding the following:
Exhibit N.	Letter, dated March 31, 2006, from Carrousel Capital Ltd. to John Millette, Secretary of The Brazil Fund, Inc.

CUSIP No. 105759104	Schedule 13D	Page 7 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2006

THE CARROUSEL FUND LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

THE CARROUSEL FUND II LIMITED
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

CARROUSEL CAPITAL LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Director Bruno Sanglé-Ferrière

/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière